UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
**PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934**

APRIL 2, 2004
Date of report (Date of earliest event reported)

SIEBEL SYSTEMS, INC.
(Exact name of Registrant as Specified in Charter)

Delaware	**0-20725**	**94-3187233**
_____	_____	_____
(State or Other Jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2207 Bridgepointe Parkway
San Mateo, CA 94404**
_____

(Address of Principal Executive Offices, including Zip Code)

(650) 477-5000
_____

(Registrant's telephone number, including area code)

_____

Item 12. Results of Operations and Financial Condition.

On April 2, 2004, Siebel Systems, Inc. issued a press release announcing its preliminary financial results for the first quarter ended March 31, 2004. A copy of the press release, dated as of April 2, 2004, entitled "Siebel Systems License Revenues Up 13% – Net Income Up 5x – for the First Quarter Ended March 31, 2004" is furnished as Exhibit 99.1 to this Current Report and is incorporated herein by reference.

The information in this report, including the exhibit hereto, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information contained herein and in the accompanying exhibit shall not be incorporated by reference into any registration statement or other document filed with the Securities and Exchange Commission by Siebel Systems, Inc., whether made before or after the date hereof, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

SIEBEL SYSTEMS, INC.

Dated: April 2, 2004

By: /s/ Kenneth A. Goldman
Kenneth A. Goldman
Senior Vice President,
 Finance and Administration
 and Chief Financial Officer

INDEX TO EXHIBITS

99.1   Press Release, dated as of April 2, 2004, entitled "Siebel Systems License Revenues Up 13% – Net Income Up 5x – for the First Quarter Ended March 31, 2004."

Exhibit 99.1
NEWS RELEASE

Siebel Systems License Revenues Up 13% – Net Income Up 5x – for the First Quarter Ended March 31, 2004

SAN MATEO, Calif.—April 2, 2004—Siebel Systems, Inc. (NASDAQ: SEBL), a leading provider of business applications software, today announced preliminary financial results for the first quarter ended March 31, 2004.

The company expects its license revenues to be approximately $127 million for the first quarter of 2004, which exceeds the range of previous management guidance and represents a 13% increase over the first quarter of 2003.   The company expects its total revenues to be approximately $329 million for the quarter, which is near the high end of previous management guidance.

Net income for the first quarter of 2004 is expected to be in the range of $27 million to $30 million, versus $4.6 million in the first quarter of 2003, or an increase of approximately 500%. Earnings per share for the first quarter of 2004 are expected to be between $0.05 to $0.06 per share, versus $0.01 per share in the first quarter of 2003.

The company generated approximately $100 million in cash during the quarter, resulting in cash, cash equivalents, and short-term investments of approximately $2.12 billion as of March 31, 2004.

Previous management guidance provided on January 21, 2004 for the first quarter of 2004 had been for total revenues to be in the range of $315 million to $335 million, including license revenues in the range of $110 million to $125 million. Earnings per share guidance had been $0.04 to $0.05 per share.

Siebel Systems will host a conference call today, Friday April 2, 2004, at 2pm PST. The following is the relevant access information:

    Live Call:
        Webcast: www.siebel.com/investor
        Dial-in Number: 706-679-7563

    Replay:
        Dial-in Number: 402-977-9140
        Passcode: 21190629
        Webcast: www.siebel.com/investor

Siebel Systems will announce final results for the first quarter of 2004 on April 15, 2004, and will provide the time and access information for the related conference call as that date approaches.

# # #

Contact:

Terry Lee
Siebel Systems Investor Relations Department
650.295.5656
investor.relations@siebel.com

This press release contains forward-looking statements that involve risks and uncertainties. The final results for the first quarter of 2004 of Siebel Systems, Inc. may differ from the management guidance discussed above due to factors that include, but are not limited to, risks associated with final review of the results and preparation of quarterly and annual financial statements. Future operating results of Siebel Systems, Inc. may differ from that forecasted in the forward-looking statements due to factors that include, but are not limited to, risks associated with financial, economic, political and other uncertainties, the Business software applications market, dependence on the Internet, risks associated with new versions and new products and risks associated with rapid technological change. Further information on potential factors that could affect the financial results of Siebel Systems, Inc. are included in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and its other filings with the Securities and Exchange Commission, which are available at www.SEC.gov. Siebel Systems assumes no obligation to update the information in this press release.